                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                   ------


                                SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No. 1)*/

                        TRANSCEND THERAPEUTICS, INC.
     -------------------------------------------------------------------
                              (Name of Issuer)



                                COMMON STOCK
     -------------------------------------------------------------------
                       (Title of Class of Securities)



                                89353T 10 2
     -------------------------------------------------------------------
                               (CUSIP Number)

                                   ------




--------------------------

*/   This Amendment No. 1 amends and restates in its entirety the original
     Schedule 13G to make a correction and is not being filed to report a change in beneficial ownership.

-----------------------------                          ------------------------
CUSIP No. 89353T 10 2                   13G            Page 2 of 5 Pages
-----------------------------                          ------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         Nestle S.A.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION
         Switzerland

-------------------------------------------------------------------------------
        NUMBER OF         5      SOLE VOTING POWER     0
          SHARES          -----------------------------------------------------
       BENEFICIALLY       6      SHARED VOTING POWER  798,744
      OWNED BY EACH       -----------------------------------------------------
        REPORTING         7      SOLE DISPOSITIVE POWER  0
       PERSON WITH        -----------------------------------------------------
                          8      SHARED DISPOSITIVE POWER   798,744
-------------------------------------------------------------------------------

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             798,744
-------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                               [ ]
-------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9         13.7%
-------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
             CO
-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 3 of 5 Pages

Item 1(a).   Name of Issuer: TRANSCEND THERAPEUTICS, INC.
             ---------------
Item 1(b).   Address of Issuer's Principal Executive Offices:
             -----------------------------------------------
Item 2(a).   Name of Person Filing:   Nestle S.A.
             ----------------------
Item 2(b).   Address of Principal Business Office or, if None, Residence:
             Avenue Nestle 55, CH-1800, Vevey, Switzerland

Item 2(c).   Citizenship: Switzerland
             ------------
Item 2(d).   Title of Class of Securities:  Common Stock
             -----------------------------
Item 2(e).   CUSIP Number: 89353T 10 2
             -------------
Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2
             (b), check whether the person filing is a: Not applicable, filed pursuant to Rule 13d-1(c)

             (a) [ ] Broker or dealer registered under Section 15 of the Act,

             (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

             (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

             (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

             (e) [ ]  Investment Adviser registered under Section
                      203 of the Investment Advisers Act of 1940,

             (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

             (g) [ ]  Parent Holding Company, in accordance with
                      Rule 13d-1(b)(ii)(G); see Item 7,

             (h) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                                          Page 4 of 5 Pages

Item 4. Ownership: As of December 31, 1997, Nestle USA, Inc. beneficially owned an aggregate of 798,744 shares of Common Stock of the Company which represented approximately 13.7% of the outstanding shares. Nestle USA, Inc. is an indirect wholly-owned subsidiary of Nestle S.A. See Exhibit 99.1.

Item 5.    Ownership of Five Percent or Less of a Class:  Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
           Nestle USA, Inc., CO

Item 8.    Identification and Classification of Members of the Group:
           Not Applicable.

Item 9.    Notice of Dissolution of Group:  Not Applicable.

Item 10.   Certification:  Not Applicable.

                                                             Page 5 of 5 Pages

                                 SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 25, 1998         NESTLE S.A.


                                By:   /s/ James H. Ball
                                      James H. Ball, attorney-in-fact

                                for:  Name:  Hans Peter Frick
                                      Title: Senior Vice President, Nestle S.A.

                             INDEX TO EXHIBITS


         Exhibit No.                                 Exhibit
         -----------                                 -------
             99.1                                    Item 4 Information
             99.2                                    Power of Attorney